Filed by Rockley Photonics Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Rockley Photonics Limited

SC Health Corporation

(Commission File No. 001-38972)

Rockley Photonics Accelerates Plan to Revolutionize Consumer Health and Wellness Monitoring by Going Public via SC Health Corp.

Rockley’s unique sensing platform enables continuous health and wellness monitoring of multiple biomarkers, paving the way for the next generation of consumer wearables and medical devices

Transaction will advance the commercial launch of Rockley’s transformational monitoring sensors and the development of commercial opportunities in personal health, medtech and beyond

Transaction values Rockley at a pro forma enterprise value of $1.2 billion

Transaction includes a fully committed $150 million PIPE, with participation from top-tier institutional investors including Senvest Management LLC and UBS O’Connor and participation from Medtronic

Founder Dr. Andrew Rickman, a pioneer in silicon photonics, will remain as CEO and Chairman

Oxford, UK, and Pasadena, Calif. – March 19, 2021 – Rockley Photonics, Ltd. (“the Company” or “Rockley”), a leading global supplier of integrated silicon photonic chips and modules across multiple markets, today announced that it has entered into a definitive agreement to combine with SC Health Corp. (“SC Health”) (NYSE: SCPE), a publicly traded special purpose acquisition company. The transaction will result in Rockley becoming a publicly traded company on the NYSE under the symbol RKLY and values the Company at a pro forma enterprise value of $1.2 billion.

Transforming healthcare through revolutionary “clinic-on-the-wrist” monitoring technology

The transaction will accelerate the commercial launch of Rockley’s unique sensing platform, which is positioned to revolutionize consumer health and wellness by enabling continuous, non-invasive monitoring of multi-modal biomarkers such as lactate, glucose, hydration, blood pressure, and core body temperature.

Built on its highly disruptive silicon photonics platform, Rockley’s “clinic-on-the-wrist” technology is significantly more accurate than LED sensors commonly used today in wearables such as smart watches and fitness bands and allows for continuous monitoring of key vitals in a way that was previously possible only with clinical machines. By bringing laboratory precision diagnostics to wearables, Rockley will enable consumers to detect diseases earlier, better manage nutrition, and focus on preventive healthcare so they can live better and healthier lives.

Rockley is working closely and deeply with some of the world’s largest consumer electronics and wearables companies to provide them with a full-stack solution, including co-packaged hardware devices, biosensing algorithms, firmware, and data analytics to enable these customers to provide meaningful and actionable insights to their users.

Beyond consumer electronics, Rockley is partnering with clinicians and MedTech companies to expand the application of its revolutionary monitoring platform to medical devices to improve disease detection and prevention.

Rockley’s platform supports cost-effective, high-volume manufacturing. Its manufacturing ecosystem, with capacity reserved, and proprietary process flows will enable rapid scale-up for volume production of its highly integrated optical/electronic devices.

Rockley has also applied its integrated photonics technology to deliver best-in-class chipsets for high-speed data communications and machine vision applications, including LiDAR. Its technology is protected by over 120 patents and the Company has raised $390 million in funding from over seven years of product development from non-recurring engineering, investors, government grants, subsidies and a range of world-class health-tech and technology VCs, strategic investors, and financial institutions.

Management Comments

Dr. Andrew Rickman, Rockley’s founder and CEO, commented, “Our partnership with SC Health positions us to accelerate our time-to-market for our compelling health and wellness solutions. Our proven sensor technology, world-class partners and a relentless focus on execution will enable Rockley to deliver life-changing benefits to an enormous number of people. We believe that bringing laboratory diagnostics to the wrist will transform patient monitoring, healthcare delivery, and overall consumer health and wellbeing.”

A.J. Coloma, CEO of SC Health, commented, “We could not be more excited to be working with the pioneer of silicon photonics, Dr. Andrew Rickman. We are healthcare investors, and we very quickly understood the transformational nature of Rockley’s technology and the way it will revolutionize consumers’ ability to track, monitor and better understand their day-to-day health and wellness. Based on Rockley’s large addressable market, world-class team, and the myriad applications that their silicon photonics platform enables, we view Rockley as one of the most compelling opportunities in the entire healthcare space.”

Transaction Overview

The transaction is expected to deliver up to $323 million of gross proceeds to the combined company, including the contribution of up to $173 million of cash held in SC Health’s trust account. The combination is further supported by a $150 million PIPE at $10.00 per share, with participation from top-tier institutional investors including Senvest Management LLC and UBS O’Connor and participation from Medtronic. Proceeds of the transaction will support the Company’s continued growth through ongoing product development in close collaboration with its initial customers.

Existing Rockley shareholders will roll 100% of their equity into the combined company, demonstrating their conviction of Rockley’s continued growth trajectory.

The transaction, which has been unanimously approved by SC Health’s board of directors and the independent directors of Rockley’s board of directors, is expected to close in the second quarter of 2021, subject to approval by SC Health’s shareholders and other customary closing conditions, including any applicable regulatory approvals.

Advisors

Cowen and Company LLC is serving as exclusive financial advisor to Rockley and Pillsbury Winthrop Shaw Pittman LLP is serving as legal counsel. BofA Securities is serving as exclusive financial advisor to SC Health and Ropes & Gray LLP is serving as legal counsel. BofA Securities and Cowen and Company LLC served as placement agents on the PIPE. Blueshirt Capital Markets also is serving as investor relations advisor to Rockley.

Investor Conference Call

Management of Rockley and SCH will host a recorded investor conference call on March 19, 2021 to discuss the proposed transaction and review an investor presentation. An audio webcast of the call will be available on www.netroadshow.com/nrs/home/#!/?show=212b7316.

About SC Health

SC Health is a special purpose acquisition company incorporated in the Cayman Islands. SC Health is currently listed on the New York Stock Exchange (NYSE). SC Health intends to acquire a target with operations or prospects in the healthcare sector in the Asia Pacific region, which may be a platform in the Asia Pacific region or a global platform with a meaningful Asia Pacific growth thesis. To learn more about SC Health, visit www.schealthcorp.com.

About Rockley Photonics

Rockley is a leading integrated photonics chipset developer and module supplier for high-volume sensor and communication products. Formed in 2013, Rockley is led by Dr. Andrew Rickman, the founder of the first commercial silicon photonics company, Bookham Technology.

Rockley has positioned itself for hyper scale manufacture with a uniquely capable platform that can address multiple huge and emerging markets, including health monitoring in consumer devices, data communications and machine vision.

Rockley has partnered with multiple Tier-1 customers across the markets it serves to deliver the complex optical systems required for transformational product realization. To learn more about Rockley, visit www.rockleyphotonics.com.

Cautionary Statement Regarding Forward Looking Statements

This press release contains “forward-looking statements” regarding SC Health, Rockley, and the combined company. Statements in this press release that are not historical in nature may constitute such forward-looking statements. In addition, any statements that refer to SC Health’s, Rockley’s, or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, performance, projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release include, but are not limited to, statements regarding the following: SC Health’s or Rockley’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future; the potential impact of the transaction on Rockley and the combined company, including accelerating the commercial launch of Rockley’s unique sensing platform; the anticipated or potential features, benefits, and applications for Rockley’s products and technology and timing thereof; the market opportunity for Rockley’s products and technology; the anticipated timing of the closing of the transaction; and the anticipated gross proceeds the transaction is expected to deliver to the combined company. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond SC Health’s or Rockley’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: (i) SC Health’s and Rockley’s ability to complete the transaction, including the PIPE financing, during anticipated timeframe or at all; (ii) Rockley’s success in retaining or recruiting, or changes required in, officers, key employees, or directors following the transaction; (iii) the funds in the trust account being available to SC Health or the combined company; (iv) SC Health’s or the combined company’s ability to obtain additional financing to complete the transaction; (v) SC Health’s public securities’ liquidity and trading; (vi) the lack of a market for SC Health’s securities; (vii) the use of funds not held in the trust account or available to SC Health from interest income on the trust account balance; (viii) the trust account not being subject to claims of third parties; (ix) general economic conditions and Rockley’s financial performance; (x) the impacts of COVID-19; (xi) the number of SC Health shareholders voting against the business combination proposal; (xii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination

Agreement and Plan of Merger; (xiii) the ability to achieve and maintain the listing of the combined company’s shares on a national securities exchange following the business combination; (xiv) changes adversely affecting the businesses in which Rockley is engaged; (xv) management of growth; (xvi) Rockley’s ability to execute on its business strategy and plans; (xvii) the result of future financing efforts; and (xviii) Rockley’s or the combined company’s ability to obtain any required regulatory approvals, including any required FDA approvals, in connection with Rockley’s anticipated products and technology as well as the factors described under the heading “Risk Factors” in SC Health’s registration on Form S-1 (File No. 333-232240), the registration statement on Form S-4 discussed below and other documents filed by SC Health from time to time with the U.S. Securities and Exchange Commission (the “SEC”). The forward-looking statements contained herein are based on SC Health’s and Rockley’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting SC Health and Rockley will be those that have been anticipated. SC Health and Rockley undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Rockley and SC Health. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SC Health intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SC Health, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SC Health shareholders. SC Health also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and securityholders of SC Health and Rockley are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SC Health through the website maintained by the SEC at www.sec.gov.

The documents filed by SC Health with the SEC also may be obtained free of charge at SC Health’s website at www.schealthcorp.com or upon written request to 108 Robinson Road, #10-00, Singapore 068900.

Participants in Solicitation

SC Health and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SC Health’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Contact Information

For Rockley

Media

Paul Kranhold, John Christiansen

Sard Verbinnen & Co

Rockley-SVC@sardverb.com

Investors

Mark Roberts

Blueshirt Capital Advisors

Rockley-investors@rockleyphotonics.com

For SC Health

Contact@schealthcorp.com

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